UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2009

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated: May 19, 2009

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

19-5-09

CAMTEK ANNOUNCES FIRST QUARTER 2009
FINANCIAL RESULTS

MIGDAL HAEMEK, Israel – May 19, 2009 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced its financial results for the first quarter ended March 31, 2009.

Revenues for the first quarter of 2009 amounted to $9.3 million, compared to $21.3 million in the first quarter of 2008 and $12.4 million in the fourth quarter of 2008. Camtek’s revenues continue to be affected by the global recession.

Gross profit margin for the first quarter of 2009 was 37%, compared to 44.5% in the first quarter of 2008 and 24% in the fourth quarter of 2008.

Operating loss for the first quarter of 2009 amounted to $5.0 million compared to an operating income of $0.1 million in the first quarter of 2008 and an operating loss of $5.6 million in the fourth quarter of 2008.

Net loss for the first quarter of 2009 amounted to $5.5 million, or $0.19 per share, compared to a net income of $0.5 million, or $0.02 per share, in the first quarter of 2008 and a net loss of $5.5 million, or $0.19 per share in the fourth quarter of 2008. Net loss for the quarter was influenced by the considerably lower revenues and legal expenses in a sum of approximately $2.0 million.

Net, cash and cash equivalents at March 31, 2009, totaled $11.4 million, compared to $14.4 million at the end of December 31, 2008.

“The efficiency measures implemented both in previous and during the current quarter enabled us to reduce operating expenses this quarter, with savings becoming more evident in the coming quarters. These savings were offset by an approximately $2 million of legal expenses recorded this quarter. While we are only half way through the second quarter, we estimate that revenues in the second quarter will be higher than those of the first quarter. ” said Rafi Amit, Camtek’s CEO. “We are operating in a highly volatile environment with our markets continuing to be deeply impacted by the global crisis. However, we believe that Camtek, with its leading product portfolio, strong customer base and leaner expense structure, will emerge stronger and more profitable company.”

Conference Call
Camtek will host a conference call today, May 19, at 10:00 am EDT. Roy Porat, General Manager Camtek Israel and Mira Rosenzweig, Chief Financial Officer will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers at least 10 minutes before the start of the call, referencing the “Camtek first quarter 2009 results conference call”.

US:	1 888 723 3163	at 10:00 am Eastern Time
Israel:	03 918 0691	at 5:00 pm Israel Time
International:	+972 3 918 0691

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.co.il/ beginning 24 hours after the call.

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il

Contact Details
CAMTEK	IR INTERNATIONAL
Mira Rosenzweig CFO	GK International IR
Tel: +972-4-604-8308	Ehud Helft / Kenny Green
Fax: +972-4-604 8300	Tel: (US) 1 646 201 9246
Mobile: +972-54-9050703	info@gkir.com
mirar@camtek.co.il

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Camtek Ltd.

Consolidated Balance Sheets

(In thousands)

	March 31,	December 31,
	2009	2008
	U.S. Dollars (In thousands)

Assets
Current assets
Cash and cash equivalents	11,444	15,949
Accounts receivable,	15,839	18,156
Inventories	11,614	9,792
Due from affiliates	356	414
Other current assets	1,657	1,929
Deferred tax asset	39	39

Total current assets	40,949	46,279

Fixed assets, net	15,507	15,648

Long term inventory	17,826	21,653
Deferred tax asset	127	127
Other assets, net	1,012	1,028

	18,965	22,808

Total assets	75,421	84,735

Liabilities and shareholder's equity
Current liabilities
Short term loan	-	1,500
Accounts payable -trade	2,746	5,240
Due to affiliates	163	294
Convertible loan - current portion	1,667	1,667
Other current liabilities	11,629	11,382

Total current liabilities	16,205	20,083
Long term liabilities
Convertible loan , net of current portion	1,666	1,666
Liability for employee severance benefits	247	271

Total liabilities	18,118	22,020

Commitments and contingencies
Shareholders' equity
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 31,227,484 in 2008 and 2009, outstanding
29,135,108 in 2008 and 2009.	132	132
Additional paid-in capital	60,189	60,149
Retained earnings	(1,120)	4,332

	59,201	64,613
Treasury stock, at cost (2,092,376 shares in 2008 and 2009)	(1,898)	(1,898)

Total shareholders' equity	57,303	62,715

Total liabilities and shareholders' equity	75,421	84,735

Camtek Ltd.

Consolidated Statements of Operations

(in thousands, except share data)

	Three months ended March 31,		Year ended December 31,
	2009	2008	2008
	U.S. dollars

Revenues	9,288	21,292	75,463
Cost of revenues	5,827	11,815	47,615

Gross profit	3,461	9,477	27,848

Research and development costs	2,587	2,995	12,801
Selling, general and administrative expenses	5,856	6,368	24,834

	8,443	9,363	37,635

Operating income (loss)	(4,982)	114	(9,787)

Financial income (expenses), net	(377)	466	1,000

Income (loss) before income taxes	(5,359)	580	(8,787)

Income tax	(93)	(87)	(770)

Net income (loss)	(5,452)	493	(9,557)

Net income (loss) per ordinary share:

Basic	(0.19)	0.02	(0.32)

Diluted	(0.19)	0.02	(0.32)

Weighted average number of ordinary
shares outstanding:

Basic	29,207	30,231	29,916

Diluted	29,207	30,247	29,916